SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-50480

CUSIP Number:  293866109

(Check One)

☐   Form 10-K  ☐   Form 20-F  ☐  11-K  ☒   Form 10-Q  ☐   Form 10-D  ☐   Form N-SAR

☐   Form N-CSR

For Period Ended: FEBRUARY 29, 2008

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

EN2GO International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

4128 Colfax Avenue

Address of Principal Executive Office (Street and Number)

Studio City, California 91604

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the   prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.  (Attach extra Sheets if Needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2008, by the prescribed due date because the review of the Registrant’s financial statements has not yet been completed.  The Registrant anticipates that such financial statements will be completed in the next few days and that the report will be filed on before the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Paul Fishkin

      (818)

        985-2417

       (Name)

(Area Code)

(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).

☒  Yes ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes ☒  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EN2GO International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 14, 2008

By /s/ Paul Fishkin

Name:

Paul Fishkin

Title:

Chief Executive Officer

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